Exhibit 2.1

FIRST AMENDMENT TO STOCK PURCHASE AGREEMENT

This First Amendment to Stock Purchase Agreement (this “Amendment”) is made and entered into as of September 3, 2026, by and between Bank7 Corp., an Oklahoma corporation (“Purchaser”) and MCA Financial Group, LLC, a Delaware limited liability company (f/k/a MCA Financial Group, Ltd, an Arizona corporation), and specifically Morris C. Aaron and/or Keith Bierman, solely in its/their capacity as court-appointed receiver (the “Receiver”), acting on behalf of the Receivership Estate. Purchaser and the Receiver are referred to herein collectively as the “Parties” and each individually as a “Party.”

RECITALS

A.
The Parties entered into that certain Stock Purchase Agreement, dated as of July 1, 2026 (the “Agreement”), pursuant to which, subject to the terms and conditions set forth in the Agreement, the Receivership Order, and subject to the entry of a Sale Order and payment of the Cash Purchase Price, the Receiver agreed to sell, and Purchaser agreed to purchase, all of the Shares, free and clear of all Encumbrances.

B.
The Agreement provided that the Cash Purchase Price was Sixty-Eight Million Dollars ($68,000,000), payable in cash at Closing in accordance with Section 2.02 of the Agreement, and that the Sale remained subject to competing offers from Qualified Bidders in accordance with the Bidding Procedures.

C.
Pursuant to the Bidding Procedures Order and the Bidding Procedures, as a result of the receipt of more than one Qualified Bid, on September 3, 2026, the Receiver conducted a duly noticed auction in accordance with the terms of the Agreement and the Bidding Procedures for the Sale of the Shares (the “Auction”).

D.
As a result of the Auction, Purchaser was the Successful Bidder and Purchaser’s Successful Bid (as such terms are defined in the Bidding Procedures) exceeded Sixty-Eight Million Dollars ($68,000,000), and the Parties now wish to amend the Agreement to reflect Purchaser’s Successful Bid.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and in the Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

Section 1.          Definitions. Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to them in the Agreement.

Section 2.         Amendment to Section 2.02 of the Agreement. Section 2.02 of the Agreement is hereby amended with the additions (indicated in boldface text) and deletions (indicated in ~~strikethrough~~ text) indicated below:

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“Section 2.02.          Consideration. The amount payable for the Shares is Eighty-Eight Million Nine Hundred and Sixty Thousand Dollars ($88,960,000) ~~Sixty-Eight Million Dollars ($68,000,000)~~, in cash, (the “Cash Purchase Price”), which shall, subject to the terms and conditions hereof, be payable at Closing in accordance with this Section 2.02. For the avoidance of doubt, the Cash Purchase Price reflects Purchaser’s Successful Bid of Ninety-One Million Dollars ($91,000,000) for the Shares at the Auction, which Successful Bid included the application of a credit in the amount of the Break-Up Fee ($2,040,000) in accordance with the Bidding Procedures.”

Section 3.         No Other Amendments; Ratification. Except as expressly amended by this Amendment, all terms, provisions, and conditions of the Agreement remain unmodified and remain in full force and effect and are hereby ratified and confirmed in all respects. On and after the date hereof, each reference to the Agreement shall mean and be a reference to the Agreement as amended by this Amendment. In the event of any conflict or inconsistency between this Amendment and the Agreement, the terms of this Amendment shall govern and control with respect to the subject matter hereof.

Section 4.      Governing Law. This Amendment shall be construed and interpreted, and the rights of the Parties shall be determined, in accordance with the Receivership Orders, any orders entered into with the Receivership Proceeding, and the substantive laws of the State of Arizona, in each case without regard to the conflict of laws principles thereof or of any other jurisdiction.

Section 5.        Counterparts; Electronic Delivery. This Amendment may be signed in counterparts and each such counterpart will constitute an original document and such counterparts, taken together, will constitute one and the same instrument. This Amendment to the extent signed and delivered by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party hereto or to any such agreement or instrument shall raise the use of e-mail delivery of a “.pdf” format data file to deliver a signature to this Amendment or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each Party hereto forever waives any such defense.

Section 6.         Court Approval. This Amendment is entered into in connection with the Sale approved, or to be approved, by the Court pursuant to the Sale Order. The Parties acknowledge that the Agreement, as modified by this Amendment, may be modified or amended in a writing signed by the Parties in accordance with its terms and the Sale Order, provided that any such modification, amendment, or supplement does not have a material adverse effect on the Receivership Estate, without further notice to or order of the Court.

Section 7.         Acknowledgement. The Parties acknowledge and agree that MCA Financial Group, Ltd, an Arizona corporation, converted into MCA Financial Group, LLC, a Delaware limited liability company, and all for all purposes of the Agreement and this Amendment, any and all references to MCA Financial Group, Ltd. shall refer to MCA Financial Group, LLC.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

IN WITNESS WHEREOF the Parties have caused this Amendment to be executed and delivered as of the day and year first above written.

BANK7 CORP.

By:	/s/ Thomas L. Travis
Name: Thomas L. Travis
Title: Vice Chairman and Chief Executive Officer

MCA FINANCIAL GROUP LLC (F/K/A MCA FINANCIAL GROUP, LTD.)

By:	/s/s Keith Bierman
Name: Keith Bierman
Title: Senior Managing Director

[Signature Page to First Amendment to Stock Purchase Agreement]